

HANDSTACK

Mission

Drive sales with genuine text message conversations






The Market Opportunity





Text messaging is the #1 most used app

Yet, businesses have only used text messaging for one-way promotional blast, leaving room for massive improvement.

Increasing difficulty of getting (real) attention

Media-rich, attention-poor environment makes it difficult even the best content to buy attention.

It's a huge opportunity.

Top Down:
A2P Messaging
$55.4 B

Bottom Up:
266MM cell phone users
x 10 brands
x weekly text
x $0.10 per text =
$51.8 B

How we transform marketing



30% US mobile users

+

Two-way text messaging

=

The new Millennial text marketing

With data and targeting capabilities, we enable businesses to use text messaging like social media and google ads.

Ability to scale two-way conversations helps text messages drive conversions and sales.

Talk to 100,000 customers in 15 min.



808-239-3023

Messages (2) — Details

Aloha, are you currently looking for better auto insurance options? ······ Targeting auto dealership visitors 1-2 days after their visit

Maybe can you help? ····· Getting the buy in

We can get you an instant quote here to save you more money: http://bit.ly/firstRepublic ····· Driving conversion

Ok. I have a question about my quote ····· Getting closer to closing in just one conversation

Awareness → **Consideration** → **Conversion**

Case Study
Drive sales conversions

Goal Reach 1MM people directly on text messaging and raise awareness for the release of the movie Warcraft.

Solution Retargeted the client's 2MM person email list, getting 50% match yield. Launched 1MM person text campaign.

Results Reached 1MM people in just 2 days, capturing undivided attention on text messaging.

Achieved 95% open rate and a much higher CTR to ticket purchase page than previous social media campaigns.



Messages (2)
(414) 234-2342
Details
TWO WORLDS. ONE HOME.
WARCRAFT
Hello from the Warcraft Movie team. You are one of the chosen few invited to join the fight today. Will you lead the Horde or Alliance to victory? (Horde / Alliance)
Alliance to victory!
Let the battle begin.. http://fandan.co/warcraft

We've proven our potential.

Revenue Model	Cost per text
Revenue	$280k from pilot campaigns (last 8 months)
Top Verticals	Entertainment Retail Politics

4M+ reached to date



Competition

	HANDSTACK	**Hustle**
Peer-to-Peer texting	Yes	Yes
Access to Data	Yes	No
Scalable for Enterprise	Yes	No



Jessica Lee, CEO

From 0 to 1M+ in annual sales
Front-end developer
500 Startups alum
B.S. Physics from Bryn Mawr College

// HANDSTACK

Drive sales with conversations.